

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2019

Richard A. Fair
President and Chief Executive Officer
Bellicum Pharmaceuticals, Inc.
2130 W. Holcombe Blvd., Suite 800
Houston, TX 77030

      Re: Bellicum Pharmaceuticals, Inc.
          Registration Statement on Form S-3
          Filed July 23, 2019
          File No. 333-232771

Dear Mr. Fair:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at 202-551-5019 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Healthcare & Insurance

cc: Karen Deschaine Anderson, Esq.